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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                            DEFINED STRATEGY FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   24476Y100
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                                 (CUSIP Number)


                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
       1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                RELATIVE VALUE PARTNERS, LLC TIN 20-1026469
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                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
       2        (a) |_|
                (b) |X| REPORTING PERSON IS AN INVESTMENT ADVISER
                WHICH HAS DISCRETIONARY AUTHORITY OVER ACCOUNTS
                WHICH BENEFICIALLY AND COLLECTIVELY OWN FIVE
                PERCENT OF THE ISSUER.
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       3        SEC USE ONLY

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                CITIZENSHIP OR PLACE OF ORGANIZATION
       4
                ILLINOIS
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                              5      SOLE VOTING POWER

                                     287,551
           NUMBER OF
             SHARES           6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                 NOT APPLICABLE
              EACH
           REPORTING          7      SOLE DISPOSITIVE POWER
             PERSON
              WITH:                  287,551

                              8      SHARED DISPOSITIVE POWER

                                     NOT APPLICABLE
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         287,551
--------------------------------------------------------------------------------
      10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_| NOT APPLICABLE

--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       6.8 PERCENT

--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON (See Instructions)

                                           IA

--------------------------------------------------------------------------------

Item 1.

(a)      Name of Issuer

                  DEFINED STRATEGY FUND, INC.

(b)      Address of Issuer's Principal Executive Offices

                  P.O. BOX 9011, PRINCETON, NJ 08543
Item 2.

(a)      Name of Person Filing

                  RELATIVE VALUE PARTNERS, LLC

(b)      Address of Principal Business Office or, if none, Residence

                  1033 SKOKIE BLVD., SUITE 470, NORTHBROOK, IL 60062


(c)      Citizenship

                  ILLINOIS

(d)      Title of Class of Securities

                  COMMON STOCK

(e)      CUSIP Number

                  24476Y100


Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  |_|  Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o);

(b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  |_|  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c);

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  |X|  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 287,551 SHARES

(b) Percent of class: 6.8 PERCENT

(c) Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote:287,551 SHARES

      (ii)  Shared power to vote or to direct the vote: N/A

      (iii) Sole power to dispose or to direct the disposition of:

            287,551 SHARES

      (iv)  Shared power to dispose or to direct the disposition of: N/A

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G),so indicate under Item 3(g) and attach an exhibit stating theidentity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE


Item 8.  Identification and Classification of Member of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE


Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securityreported on will be filed, if required,by members of the group, in their individual capacity. See Item 5. NOT APPLICABLE

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   FEBRUARY 15, 2008
                                       -----------------------------------------
                                                         Date

                                                /s/  ROBERT HUFFMAN
                                       -----------------------------------------
                                                     Signature

                                           ROBERT HUFFMAN, MANAGING MEMBER
                                       -----------------------------------------
                                                     Name/Title